Form 11-K

                                   (Mark One)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 2000.

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                       For the transition period from to

                         Commission file number 0-24960

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            COVENANT TRANSPORT, INC. 401 (K) AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Covenant Transport, Inc.
                             400 Birmingham Highway
                          Chattanooga, Tennessee 37419

                            COVENANT TRANSPORT, INC.
                         401(k) and PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedules

           December 31, 2000 (with comparative statement of Net Assets
               Available for Plan Benefits for December 31, 1999)
                                      with
                        Report of Independent Accountants

                        Report of Independent Accountants


To Participants and Plan Administrator
Covenant Transport, Inc.
401(k) and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Knoxville, Tennessee

May 11, 2001

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
For the years ended December 31, 2000 and 1999


                                                                                2000             1999
Investments at fair value                                                   $ 12,306,809     $ 10,760,656

Receivables:

 Employer contribution                                                             3,762               -

 Participant contribution                                                          7,477               -
                                                                             ------------    -----------

                                                                                  11,239               -
                                                                             ------------    -----------
Net assets available for benefits                                           $ 12,318,048    $ 10,760,656
                                                                             ============    ===========

The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 2000


Additions to net assets attributed to:
 Investment income:
  Interest and dividends                                                                           $    550,043
  Net depreciation of investments                                                                     (917,323)

Contributions:
 Employer                                                                                               978,501
 Employees                                                                                            3,576,164
                                                                                                     ----------
   Total additions                                                                                    4,187,385

Deductions from net assets attributed to:
 Benefits paid to participants                                                                        2,625,597
 Administrative expenses                                                                                  4,396
                                                                                                     ----------
   Total deductions                                                                                   2,629,993
                                                                                                     ----------
Net increase in net assets                                                                            1,557,392

Net assets available for benefits;
 Beginning of year                                                                                   10,760,656
                                                                                                     ----------
 End of year                                                                                       $ 12,318,048
                                                                                                     ==========

The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan

Notes to Financial Statements


1.       DESCRIPTION OF PLAN:

     The following brief description of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     General - The Plan is a voluntary defined contribution savings plan covering substantially all employees of Covenant Transport, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Funding - The Plan is funded by employee and employer contributions. Participants may contribute up to, but not in excess of, 17% of their annual compensation. Covenant Transport, Inc. may make discretionary matching contributions to the plan not to exceed 6% of an employee's compensation. Annual additions to a participant's account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by Covenant Transport, Inc., cannot exceed certain levels established by federal tax codes.

     Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant vests 20 percent annually and is 100 percent vested after five years of credited service.

     Payment  of  Benefits  -  On  retirement  or  termination  of  service,   a
     participant may receive a lump-sum amount equal to the value of the vested portion of their account.

     Investment of Account - The Plan has eight funds in which individual accounts may be invested. The funds are as follows:

     o Fund A SunTrust Employee Benefit Stable Asset Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of insurance company guaranteed investment contracts and short-term money market instruments.

     o Fund B STI Classic Investment Grade Bond Fund - This fund is managed by SunTrust Bank. The fund is a bond fund, which invests primarily in government and corporate obligations.

     o Fund C STI Classic Value Income Fund - This fund is managed by SunTrust Bank. The fund is a stock fund, which invests primarily in equity securities.

     o Fund D STI Classic Capital Growth Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of common stocks, warrants, and convertible securities, which in the advisor's opinion are undervalued.

     o Fund E Covenant Transport 401(k) Unitized Stock Fund - This fund invests in the stock of Covenant Transport, Inc.

1.   DESCRIPTION OF PLAN, continued:

     o Fund F Vanguard 500 Index Fund - This fund is managed by the Vanguard Group. This fund invests in the stocks included in the S&P 500 Index.

     o Fund G Janus Aspen Aggressive Growth Retire Fund - This fund is managed by Janus. This fund invests primarily in common stocks.

     o Fund H STI Classic International Equity Index Fund - This fund is managed by SunTrust Bank. This fund is a stock fund, which invests in foreign stocks.

     Allocation of Benefits - The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income and forfeitures. Employer voluntary contributions are allocated to all eligible employees based on the employees' contributions for the period.

     Forfeitures - Forfeiture of a terminated participant's nonvested account occurs in plan years in which he receives a distribution of the full vested value as defined in the Plan document. Forfeitures are used to reduce the Company's future payments and are allocated in the same manner as matching employer contributions. Forfeitures for the year ended December 31, 2000 were $148,538.

     Administrative Expenses - The administrative expenses of the Plan are primarily paid by the Company.


2.       SIGNIFICANT ACCOUNTING POLICIES:

     Method of Accounting - The Plan's financial statements have been prepared using the accrual basis of accounting.

     Investments - Investments are carried at fair value, as determined using the quoted market prices.

     Investment Income - The Plan presents, in the statement of changes in net assets available for plan benefits, the realized gains or losses and the unrealized appreciation (depreciation) in the fair value of its investments. Realized gains (losses) are computed using the weighted-average price per share as the cost of the asset.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from these estimates.

3.       ADMINISTRATION:

     The Plan is administered by SunTrust Bank Trust and Investment Services, the Plan Trustee, who has overall responsibility for the investment of assets, accounting for financial transactions and distributions to participants.


4.       INVESTMENTS:

     Investments held at December 31, 2000 and 1999, representing five percent or more of the Plan's net assets, are as follows:


                                                                          2000                  1999

  SunTrust Employee Benefit Stable Asset Fund,
   107,787 and 92,952 shares, respectively                          $  3,170,142           $  2,569,199

  STI Classic Investment Grade Bond Fund,
   114,014 and 107,925 shares, respectively                            1,138,996              1,079,251

  STI Classic Value Income Fund,
   175,451 and 166,102 shares, respectively                            1,968,562              1,717,491

  STI Classic Capital Growth Fund,
   219,423 and 205,284 shares, respectively                            3,282,561              3,401,561

  Covenant Transport 401(k) Unitized Stock Fund,
   193,627 and 115,461 shares, respectively                            2,078,926              1,993,154



5.       PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


6.       FEDERAL INCOME TAXES:

     The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan
Schedule of Assets Held for Investment Purposes
December 31, 2000

                                                             c.
                    b.                         Description of investment including                                     e.
Identity of issuer, borrower,                  maturity date, rate of interest,                         d.           Current
lessor, or similar party                       collateral, par or maturity value                       Cost           Value


SunTrust Bank*                                 Employee Benefit Stable Asset Fund,
                                               107,787 shares                                     $    2,883,009  $   3,170,142

SunTrust Bank*                                 STI Classic Investment Grade Bond Fund,
                                               114,014 shares                                          1,160,775      1,138,996

SunTrust Bank*                                 STI Classic Value Income Fund,
                                               175,451 shares                                          2,023,811      1,968,562

SunTrust Bank*                                 STI Classic Capital Growth Fund,
                                               219,423 shares                                          3,502,928      3,282,561

SunTrust Bank*                                 STI Classic International Index,
                                               2,589 shares                                               34,045         32,105

Vanguard                                       Vanguard 500 Index Fund,
                                               2,771 shares                                              366,384        337,683

Janus                                          Janus Advisor Aggressive Growth Fund,
                                               8,476 shares                                              428,907        297,834

Covenant Transport, Inc.*                      Covenant Transport 401(k) Unitized                      2,472,736      2,078,926
                                               Stock Fund, 193,627 shares


*Party-in-interest.


NOTE  -  Column a. is not applicable.


See accompanying Report of Independent Accountants.

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan
Schedule of Reportable Transactions
For the year ended December 31, 2000

1.  Single transactions exceeding 5% of total assets as of December 31, 2000.
                  None

2.  Series of transactions involving property other than securities.
                  None

3. Series of transactions of same issue exceeding 5% of total assets as of December 31, 2000.

                                                                                                h.
                                                                                              Current
                                                                                             Value of        i.
            a.                                         c.            d.            g.        Asset on       Net
Identity of Party             b.                    Purchase       Selling      Cost of     Transaction   Gain or
       Involved   Description of Asset                Price         Price        Asset         Date        (Loss)

SunTrust Bank*    Stable Asset Fund                $1,726,346   $        -   $1,726,346   $        -    $         -
SunTrust Bank*    Stable Asset Fund                         -    1,298,411    1,272,837    1,298,411              -
SunTrust Bank*    Investment Grade Bond Fund          544,614            -      544,614            -              -
SunTrust Bank*    Investment Grade Bond Fund                -      485,385      492,991      485,385        (7,606)
SunTrust Bank*    Value Income Fund                   753,174            -      753,174            -              -
SunTrust Bank*    Value Income Fund                         -      664,621      677,795      664,621       (13,174)
SunTrust Bank*    Capital Growth Fund               1,536,569            -    1,536,569            -              -
SunTrust Bank*    Capital Growth Fund                       -    1,290,547    1,320,418    1,290,547       (29,871)
SunTrust Bank*    401(k) Unitized Stock Fund        1,380,099            -    1,380,099            -              -
SunTrust Bank*    401(k) Unitized Stock Fund                -      596,278      738,974      596,278      (142,696)
SunTrust Bank*    International Index Fund             47,986            -       47,986            -              -
SunTrust Bank*    International Index Fund                  -       13,202       13,941       13,202          (739)
Janus             Aggressive Growth Fund              588,568            -      588,568            -              -
Janus             Aggressive Growth Fund                    -      148,897      159,660      148,897       (10,763)
Vanguard          500 Index Fund                      454,507            -      454,507            -              -
Vanguard          500 Index Fund                            -       86,349       88,122       86,349        (4,473)



*Party-in-interest.


NOTE  -  Information required in columns e. and f. is not applicable.



4. Transactions in conjunction with same person involved in reportable single transactions.
                  None

See accompanying Report of Independent Accountants.

COVENANT TRANSPORT, INC.
401(k) and Profit Sharing Plan
Schedule of Non-Exempt Transactions
December 31, 2000



                                                                                       c.
                                                                            Description of transaction,
    a.                                           b.                         including maturity date, rate of                  d.
Identity of                           Relationship to plan, employer,       interest, collateral, par, or                  Purchase
 Party Involved                       or other party-in-interest            maturity date                                  Price

Covenant Transport, Inc.              Plan sponsor                          Administrative error in transfer               $30,578
                                                                            of cash to the Plan.  Error was
                                                                            corrected and cash and estimated
                                                                            investment earnings were
                                                                            subsequently transferred to the
                                                                            Plan.  Purchase price is amount
                                                                            of the incorrect transaction.



NOTE:  Columns e. - j. are not applicable.


See accompanying Report of Independent Accountants.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            COVENANT TRANSPORT, INC. 401 (K) AND
                                            PROFIT SHARING PLAN

                                            COVENANT TRANSPORT, INC.
Date:  June 29, 2001

                                                  /S/ R.H. Lovin, Jr.
                                                  ------------------------------
                                             By:  R.H. Lovin, Jr., Administrator